NEXPOINT CREDIT STRATEGIES FUND

RESULTS OF SHAREHOLDER PROXY

Rule 30e-1 under the Investment Company Act of 1940, as amended, titled "Reports to Stockholders of Management Companies," requires registered management companies to report on all subject matters put to the vote of shareholders and provide final results. Accordingly, the Board of Trustees of NexPoint Credit Strategies Fund solicited a vote by the shareholders for the following items:

At the annual meeting of shareholders held on June 7, 2013, the results of Proposal I were as follows:

Proposal I: Re-election of Mr. Bryan A. Ward as trustee to serve a three-year term.


Nominee/Independent
Trustee:           No. of Shares  % of Outstanding   % of Voted


Bryan A. Ward      For  56,852,249       89%            97.70%

               Withheld  1,336,098     2.09%             2.30%